                                                             OMB APPROVAL
                                                     ---------------------------
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                                VIDEO CITY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   92653W 30 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Stuart Lazar, Esq.
                              2036 Highsplint Drive
                            Rochester Hills, MI 48307
                                 (248) 370-3626
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 24, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. 92653W 30 4
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    STUART LAZAR
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    3,671,775*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,089,259*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,671,775*
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.34%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 92653W 30 4
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    L ENTERTAINMENT INVESTORS, INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

   WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    3,671,775*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,089,259*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,671,775*
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.34%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                       Key

* The 3,671,775 shares of Common Stock of the Company beneficially owned by the Reporting Persons are owned as follows: L Entertainment Investors, Inc. ("L Entertainment"), a Delaware corporation, substantially all of the stock of which is currently owned by Stuart Lazar, owns 125,762 shares of Common Stock of the Company. Stuart Lazar, an individual ("Lazar"), owns 40,000 shares of Common Stock of the Company.

           On April 11, 2003, Ingram Entertainment Inc. and Ingram Capital Inc. entered into a Stock Option Agreement (the "Stock Option Agreement") with Lazar whereby Ingram Entertainment and Ingram Capital sold Lazar options to purchase (the "Options") all of the shares of Common Stock of the Company owned by them (the "Option Shares") for an exercise price of $0.25 per share until April 11, 2007. Currently, Ingram Entertainment owns 1,865,689, and Ingram Capital owns 57,818 shares of Common Stock of the Company. In connection with the purchase of the Options, both Ingram Entertainment and Ingram Capital executed a Proxy and Power of Attorney granting Lazar a proxy to vote the Option Shares on any matter upon which the Option Shares may be voted and in such manner as Lazar, in his sole discretion, shall determine. Such proxy is irrevocable until April 11, 2007. The foregoing summary is qualified in its entirety by reference to the Stock Option Agreement and the Form of Proxy and Power of Attorney which were filed as Exhibits 2 and 3 to the Schedule 13D filed by Lazar and L Entertainment on April 21, 2003, which are specifically incorporated herein by reference.

           On June 20, 2003, Lazar and L Entertainment entered into a Stock Option Agreement (the "Denari Stock Option Agreement") with Timothy J. Denari ("Denari"), whereby Lazar and L Entertainment sold Denari options (the "Denari Options") to purchase the Common Stock of the Company owned by them for an exercise price of $0.50 per share until the termination of the Denari Options on June 20, 2004. The purchase price paid for the Denari Option was $60,000. In connection with the purchase of the Denari Options, Lazar and L Entertainment agreed to vote the shares of Company Common Stock owned by them in favor of a sale of substantially all of the Company's assets. The foregoing summary is qualified in its entirety by reference to the Denari Stock Option Agreement which was filed as Exhibit 2 to the Schedule 13D filed by Lazar and L Entertainment on June 20, 2003, which is specifically incorporated herein by reference.

           Finally, on September 24, 2003, Lazar entered into proxy agreements with Richard Johnston, Rentrak Corporation, Mortco Inc. (an affiliate of Rentrak Corporation) and Fireman's Fund Insurance Company (each of Richard Johnston, Rentrak Corporation, Mortco Inc. and Fireman's Fund Insurance Company are referred to herein as a "Grantor"). Each of these proxy agreements gives Lazar a proxy to vote the shares of Common Stock of the Company owned by the Grantor on any matter upon which the shares may be voted and in such manner as Lazar, in his sole discretion, shall determine. Richard Johnston currently owns 425 shares, Rentrak Corporation currently owns 1,386,180 shares, Mortco Inc. currently owns 124,411 shares, and Fireman's Fund Insurance Company currently owns 71,500 shares.

** Based upon 10,102,520 shares of common stock outstanding, as reported by the Company in its recent public filings.

Item 1.  Security and Issuer

         The name of the subject company is Video City, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 4800 Easton Avenue, Suite 108, Bakersfield, California 93303. The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the "Common Stock"), of the Company.

Item 2.  Identity and Background

         (a) This statement is being filed by Stuart Lazar, an individual, and L Entertainment Investors, Inc., a Delaware corporation, substantially all of the stock of which is owned by Stuart Lazar.

         (b) Stuart Lazar resides at 2036 Highsplint Drive, Rochester Hills, Michigan 48307. L Entertainment has its principal office at 2036 Highsplint Drive, Rochester Hills, Michigan 48307.

         (c) Stuart Lazar's principal occupation is as a professor and an attorney. Stuart Lazar teaches at Thomas M. Cooley Law School, Rochester/Oakland University Campus, 472 O'Dowd Hall, Rochester, Michigan 48309.

         (d)-(e) None of the Reporting Persons has, and the executive officers and directors of such Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Stuart Lazar is a United States citizen and L Entertainment is a Delaware corporation.

Item 3.  Source and Amount of Funds or Other Consideration

         The Options owned by Stuart Lazar were purchased with personal funds.

         Of the Common Stock owned by L Entertainment, 19,755 were issued to L Entertainment pursuant to the Plan of Reorganization of Video City, Inc. and its Affiliated Debtors and Debtors in Possession (collectively, the "Debtors") under Chapter 11 of the Bankruptcy Code (the "Plan"), approved by the U.S. Bankruptcy Court of the Central District of California, on account of the common stock of the Company and unsecured claims held by L Entertainment against the Company in that proceeding. Both the common stock and the claims held by L Entertainment prior to the bankruptcy were acquired with working capital. The remaining shares of Common Stock held by L Entertainment were purchased with working capital. The shares of Common Stock held by Stuart Lazar, as well as the Option, were purchased with personal funds.

Item 4.  Purpose of Transaction

         The Reporting Persons purchased the shares of Company's common stock based on the Reporting Persons' belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. The Reporting Persons purchased the Company's Common Stock and the Options with the intent of working with the current stockholders and management of the Company, where possible, in order to realize benefit from that unrecognized value. Although the Reporting Persons purchased the Options from Ingram Entertainment and Ingram Capital, it is believed that Ingram Entertainment and Ingram Capital hold the Option Stock for investment purposes.

         After many discussions with the Company's management, on June 9, 2003, Lazar sent the Company a proposal (the "Lazar Proposal") that offered the Company additional capital in exchange for a replacement of the Company's existing board of directors. Following what Lazar deemed as a "dismissal" of the Lazar Proposal, Lazar decided to limit his risk with respect to his investment in the Company by selling, along with L Entertainment, the Denari Options. The sale of the Denari Options has allowed Lazar and L Entertainment to make future investments, both in the Company and in other areas.

         While Lazar and L Entertainment have limited the potential gain that they may experience through their investment in the Company, both Lazar and L Entertainment continue to have a significant investment in the Company. Lazar and L Entertainment now believe that the best strategy for the Company is to sell its existing business, and invest the proceeds in related or unrelated businesses. Lazar and L Entertainment also believe that a new management team should be brought in to lead the Company through the sale of its assets, and the creation of such new businesses. As a result, while the Reporting Persons filing this Schedule 13D/A have no specific plans or proposal with respect to the Company, in maximizing the value of the Company, the Reporting Persons may propose any or all of the following: (a) the acquisition or disposition by any person of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) a change in the present board of directors or management of the Company, (e) a material change in the present capitalization or dividend policy of the Company, (f) a material change in the Company's business or corporate structure, (g) a change to the Company's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing the Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association, (i) becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to any of those enumerated above.

         Lazar and L Entertainment expect to propose a new slate of directors at the next meeting of stockholders, and may take any legal action necessary against the Company, its directors and officers, its legal and financial advisers and certain investors in the Company in order to maximize stockholder value.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 10,102,520 shares outstanding, which is the total number of shares of common stock outstanding as reported in the Company's Annual Report on Form 10-K/A for the fiscal year ended January 31, 2003, filed with the Securities and Exchange Commission on September 8, 2003.

         (b) As of the close of business on September 24, 2003, the Reporting Persons beneficially owned 3,671,778 shares of Common Stock, constituting approximately 36.34% of the shares outstanding. The Reporting Persons have shared voting power with respect to 3,506,026 shares and shared dispositive power with respect to 1,923,507 shares subject to the Options.

         (c) Exhibit 2 describes the shares purchased by Lazar and L Entertainment during the past 60 days.

         (d) Except for the rights of Ingram Entertainment and Ingram Capital with respect to the Option Shares, and Richard Johnston, Rentrak Corporation, Mortco Inc. and Fireman's Fund Insurance Company with respect to the Common Stock subject to proxies held by Stuart Lazar, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Company's Common Stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer Shareholders' Agreement

         On April 11, 2003, Ingram Entertainment and Ingram Capital entered into a Stock Option Agreement with Lazar whereby Ingram Entertainment and Ingram Capital sold Lazar the Options to purchase the Option Shares. The Options give Lazar the right to purchase the Option Shares for an exercise price of $0.25 per share until the termination of the Options on April 11, 2007. The purchase price paid for the Options was $2,500. In connection with the purchase of the Options, both Ingram Entertainment and Ingram Capital executed a Proxy and Power of Attorney granting Lazar a proxy to vote the Option Shares on any matter upon which the Option Shares may be voted and in such manner as Lazar, in his sole discretion, shall determine. Such proxy is irrevocable until April 11, 2007.

           In addition, on June 20, 2003, Lazar and L Entertainment entered into a Stock Option Agreement (the "Denari Stock Option Agreement") with Timothy J. Denari ("Denari"), whereby Lazar and L Entertainment sold Denari options (the "Denari Options") to purchase the Common Stock of the Company owned by them for an exercise price of $0.50 per share until the termination of the Denari Options on June 20, 2004. The purchase price paid for the Denari Option was $60,000. In connection with the purchase of the Denari Options, Lazar and L Entertainment agreed to vote the shares of Company Common Stock owned by them in favor of a sale of substantially all of the Company's assets.

           Finally, on September 24, 2003, Lazar entered into proxy agreements with Richard Johnston, Rentrak Corporation, Mortco Inc. (an affiliate of Rentrak Corporation) and Fireman's Fund Insurance Company (each of Richard Johnston, Rentrak Corporation, Mortco Inc. and Fireman's Fund Insurance Company are referred to herein as a "Grantor"). Each of these proxy agreements gives Lazar a proxy to vote the shares of Common Stock of the Company owned by the Grantor on any matter upon which the shares may be voted and in such manner as Lazar, in his sole discretion, shall determine. Richard Johnston currently owns 425 shares, Rentrak Corporation currently owns 1,386,180 shares, Mortco Inc. currently owns 124,411 shares, and Fireman's Fund Insurance Company currently owns 71,500 shares.

Item 7.  Material to be filed as Exhibits

Exhibit 1. Joint Filing Agreement dated as of September 25, 2003 between Stuart Lazar and L Entertainment Investors, Inc.

Exhibit 2.  Shares Purchased Within the Last 60 Days.

Exhibit 3.  Proxy from Rentrak Corporation.

Exhibit 4.  Proxy from Mortco Inc.

Exhibit 5.  Proxy from Fireman's Fund Insurance Company.

Exhibit 6.  Proxy from Richard Johnston.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 25, 2003

                              By: /s/ Stuart Lazar
                              --------------------

                         L ENTERTAINMENT INVESTORS, INC.

                              By: /s/ Stuart Lazar
                              --------------------

                              Name:  Stuart Lazar
                              Title: President and CEO

                                                                       EXHIBIT 1


In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Common Stock, $0.01 par value, of Video City, Inc., and further agrees that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

Date: September 25, 2003


                              By: /s/ Stuart Lazar
                              --------------------

                         L ENTERTAINMENT INVESTORS, INC.

                              By: /s/ Stuart Lazar
                              --------------------

                              Name:  Stuart Lazar
                              Title: President and CEO

                                                                       EXHIBIT 2

                 Shares of Common Stock Purchased Within 60 Days

         Purchaser         Date       Number of Shares    Purchase Price
         ---------         ----       ----------------    --------------
         L Entertainment   9/8/03     45,000              $0.04-$0.06/share
         L Entertainment   9/10/03    10,000              $0.06/share
         L Entertainment   9/15/03    20,000              $0.06-$0.08/share

                                                                       EXHIBIT 3


                           PROXY AND POWER OF ATTORNEY

The undersigned stockholder of VIDEO CITY, INC., a Delaware corporation (the "COMPANY"), hereby irrevocably appoints STUART LAZAR (the "PROXY"), the attorney and proxy of the undersigned, with full power of substitution, to act and vote in such manner as such attorney and proxy or his substitute shall in his sole discretion deem proper, and otherwise to act with respect to the 1,386,180 shares of Common Stock, par value $0.01 per share of the Company (the "COMMON STOCK") which are owned of record by the undersigned, and with respect to any other shares of the Company's Common Stock hereafter acquired by the undersigned, including any capital stock of the Company, its successors or assigns or subsidiaries or affiliated companies acquired or merged with by operation of law, such as by merger, or consolidation or spin-off; or by reason of any stock split, reclassification, share exchange or other reconstitution of the outstanding capital stock of the Company (all of which shares, however acquired, are herein referred to as the "VOTING SHARES"). The attorney and proxy so appointed and designated is specifically granted the rights and authorizations:

(a) To attend any and all meetings of the stockholders of the Company in the name, place and stead of the undersigned with respect to any or all of the Voting Shares, including the right to present such shares to be counted as attending the meeting by proxy for purposes of establishing a quorum, or the right to withhold the Voting Shares in whole or in part from attendance at any such meeting;

(b) To cast such votes at any meeting of the stockholders and any adjournment thereof as shall be entitled to be cast by the holders of the Voting Shares in such manner as the Proxy shall, in its sole discretion, determine, or to withhold the Voting Shares in whole or in part from voting at any time or for any reason;

(c) To execute any documents required or advisable, in the sole discretion of the Proxy, to be executed by the holder of the Voting Shares, including the call of any special meeting of the stockholders, waiver of notice of any meeting of the stockholders, written consent of stockholders, whether unanimous or otherwise, ballots, attendance records, stockholder agreements, voting agreements, or any other similar documents; and

(d) To do any or all of the foregoing on behalf of the holder of the Voting Shares to the same effect as if such holder had taken such actions directly, notwithstanding any actual or alleged conflict of interest on the part of any holder of the Voting Shares. As used herein, the "holder of the Voting Shares" shall mean the record or beneficial holder of such shares, as the case may be, or any other person, in each case, who or which is the person entitled or permitted to exercise the voting rights or other stockholder rights as described above, with respect to the Voting Shares above.


                                                RENTRAK CORPORATION

Dated:  September 24, 2003

                                                ------------------------------

                                                By:

                                                Title:

                                                                       EXHIBIT 4


                           PROXY AND POWER OF ATTORNEY

The undersigned stockholder of VIDEO CITY, INC., a Delaware corporation (the "COMPANY"), hereby irrevocably appoints STUART LAZAR (the "PROXY"), the attorney and proxy of the undersigned, with full power of substitution, to act and vote in such manner as such attorney and proxy or his substitute shall in his sole discretion deem proper, and otherwise to act with respect to the 124,411 shares of Common Stock, par value $0.01 per share of the Company (the "COMMON STOCK") which are owned of record by the undersigned, and with respect to any other shares of the Company's Common Stock hereafter acquired by the undersigned, including any capital stock of the Company, its successors or assigns or subsidiaries or affiliated companies acquired or merged with by operation of law, such as by merger, or consolidation or spin-off; or by reason of any stock split, reclassification, share exchange or other reconstitution of the outstanding capital stock of the Company (all of which shares, however acquired, are herein referred to as the "VOTING SHARES"). The attorney and proxy so appointed and designated is specifically granted the rights and authorizations:

(a) To attend any and all meetings of the stockholders of the Company in the name, place and stead of the undersigned with respect to any or all of the Voting Shares, including the right to present such shares to be counted as attending the meeting by proxy for purposes of establishing a quorum, or the right to withhold the Voting Shares in whole or in part from attendance at any such meeting;

(b) To cast such votes at any meeting of the stockholders and any adjournment thereof as shall be entitled to be cast by the holders of the Voting Shares in such manner as the Proxy shall, in its sole discretion, determine, or to withhold the Voting Shares in whole or in part from voting at any time or for any reason;

(c) To execute any documents required or advisable, in the sole discretion of the Proxy, to be executed by the holder of the Voting Shares, including the call of any special meeting of the stockholders, waiver of notice of any meeting of the stockholders, written consent of stockholders, whether unanimous or otherwise, ballots, attendance records, stockholder agreements, voting agreements, or any other similar documents; and

(d) To do any or all of the foregoing on behalf of the holder of the Voting Shares to the same effect as if such holder had taken such actions directly, notwithstanding any actual or alleged conflict of interest on the part of any holder of the Voting Shares. As used herein, the "holder of the Voting Shares" shall mean the record or beneficial holder of such shares, as the case may be, or any other person, in each case, who or which is the person entitled or permitted to exercise the voting rights or other stockholder rights as described above, with respect to the Voting Shares above.


                                                MORTCO INC.

Dated:   September 24, 2003

                                                ------------------------------

                                                By:

                                                Title:

                                                                       EXHIBIT 5


                           PROXY AND POWER OF ATTORNEY

The undersigned stockholder of VIDEO CITY, INC., a Delaware corporation (the "COMPANY"), hereby irrevocably appoints STUART LAZAR (the "PROXY"), the attorney and proxy of the undersigned, with full power of substitution, to act and vote in such manner as such attorney and proxy or his substitute shall in his sole discretion deem proper, and otherwise to act with respect to the 71,500 shares of Common Stock, par value $0.01 per share of the Company (the "COMMON STOCK") which are owned of record by the undersigned, and with respect to any other shares of the Company's Common Stock hereafter acquired by the undersigned, including any capital stock of the Company, its successors or assigns or subsidiaries or affiliated companies acquired or merged with by operation of law, such as by merger, or consolidation or spin-off; or by reason of any stock split, reclassification, share exchange or other reconstitution of the outstanding capital stock of the Company (all of which shares, however acquired, are herein referred to as the "VOTING SHARES"). The attorney and proxy so appointed and designated is specifically granted the rights and authorizations:

(a) To attend any and all meetings of the stockholders of the Company in the name, place and stead of the undersigned with respect to any or all of the Voting Shares, including the right to present such shares to be counted as attending the meeting by proxy for purposes of establishing a quorum, or the right to withhold the Voting Shares in whole or in part from attendance at any such meeting;

(b) To cast such votes at any meeting of the stockholders and any adjournment thereof as shall be entitled to be cast by the holders of the Voting Shares in such manner as the Proxy shall, in its sole discretion, determine, or to withhold the Voting Shares in whole or in part from voting at any time or for any reason;

(c) To execute any documents required or advisable, in the sole discretion of the Proxy, to be executed by the holder of the Voting Shares, including the call of any special meeting of the stockholders, waiver of notice of any meeting of the stockholders, written consent of stockholders, whether unanimous or otherwise, ballots, attendance records, stockholder agreements, voting agreements, or any other similar documents; and

(d) To do any or all of the foregoing on behalf of the holder of the Voting Shares to the same effect as if such holder had taken such actions directly, notwithstanding any actual or alleged conflict of interest on the part of any holder of the Voting Shares. As used herein, the "holder of the Voting Shares" shall mean the record or beneficial holder of such shares, as the case may be, or any other person, in each case, who or which is the person entitled or permitted to exercise the voting rights or other stockholder rights as described above, with respect to the Voting Shares above.

In accordance with Section 212 of the Delaware General Corporation Law, this proxy shall be irrevocable by the undersigned prior to April 11, 2007, and may be revoked by the undersigned at any time after such date.

                                          FIREMAN'S FUND INSURANCE CO.

Dated:   September 24, 2003

                                          ------------------------------

                                          By:

                                          Title:

                                                                       EXHIBIT 6


                           PROXY AND POWER OF ATTORNEY

The undersigned stockholder of VIDEO CITY, INC., a Delaware corporation (the "COMPANY"), hereby irrevocably appoints STUART LAZAR (the "PROXY"), the attorney and proxy of the undersigned, with full power of substitution, to act and vote in such manner as such attorney and proxy or his substitute shall in his sole discretion deem proper, and otherwise to act with respect to the 425 shares of Common Stock, par value $0.01 per share of the Company (the "COMMON STOCK") which are owned of record by the undersigned, and with respect to any other shares of the Company's Common Stock hereafter acquired by the undersigned, including any capital stock of the Company, its successors or assigns or subsidiaries or affiliated companies acquired or merged with by operation of law, such as by merger, or consolidation or spin-off; or by reason of any stock split, reclassification, share exchange or other reconstitution of the outstanding capital stock of the Company (all of which shares, however acquired, are herein referred to as the "VOTING SHARES"). The attorney and proxy so appointed and designated is specifically granted the rights and authorizations:

(a) To attend any and all meetings of the stockholders of the Company in the name, place and stead of the undersigned with respect to any or all of the Voting Shares, including the right to present such shares to be counted as attending the meeting by proxy for purposes of establishing a quorum, or the right to withhold the Voting Shares in whole or in part from attendance at any such meeting;

(b) To cast such votes at any meeting of the stockholders and any adjournment thereof as shall be entitled to be cast by the holders of the Voting Shares in such manner as the Proxy shall, in its sole discretion, determine, or to withhold the Voting Shares in whole or in part from voting at any time or for any reason;

(c) To execute any documents required or advisable, in the sole discretion of the Proxy, to be executed by the holder of the Voting Shares, including the call of any special meeting of the stockholders, waiver of notice of any meeting of the stockholders, written consent of stockholders, whether unanimous or otherwise, ballots, attendance records, stockholder agreements, voting agreements, or any other similar documents; and

(d) To do any or all of the foregoing on behalf of the holder of the Voting Shares to the same effect as if such holder had taken such actions directly, notwithstanding any actual or alleged conflict of interest on the part of any holder of the Voting Shares. As used herein, the "holder of the Voting Shares" shall mean the record or beneficial holder of such shares, as the case may be, or any other person, in each case, who or which is the person entitled or permitted to exercise the voting rights or other stockholder rights as described above, with respect to the Voting Shares above.

In accordance with Section 212 of the Delaware General Corporation Law, this proxy shall be irrevocable by the undersigned prior to April 11, 2007, and may be revoked by the undersigned at any time after such date.


Dated:  September 24, 2003

                                            -----------------------------

                                            By:      Richard S. Johnston